SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 21st July, 2006, for 2nd Quarter, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

TELENOR ASA SECOND QUARTER 2006 RESULTS
SIGNATURES

TELENOR ASA SECOND QUARTER 2006 RESULTS
In the second quarter of 2006, Telenor`s revenues increased by 37 per cent compared to the second quarter of 2005, reaching NOK 22.6 billion. The underlying revenue growth was 12 per cent and the EBITDA margin increased from 34 to 35 per cent. Profit before taxes was NOK 3.9 billion. During the second quarter, the total number of mobile subscriptions increased by six million, reaching 96 million.
Highlights Second Quarter 2006:
96 million mobile subscriptions Revenue growth of 37% — underlying growth of 12% EBITDA margin increased from 34% to 35% Strong operating cash flow
Outlook for 2006:
We are maintaining our outlook from the first quarter.
The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%.
We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency.
We expect the EBITDA margin before other income and expenses for 2006 to be above 34%.
We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor`s mobile operations in emerging markets.
A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
Please find attached the second quarter presentation

PROFIT AND LOSS STATEMENT

Telenor Group	2004				2005				2006
(NOK in millions except earnings per share)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	14,245	15,226	15,608	15,512	15,270	16,542	17,641	19,474	21,872	22,580
Costs of materials and traffic charges	3,625	3,957	4,169	4,173	3,996	4,355	4,561	4,799	5,621	5,826
Own work capitalized	(124)	(164)	(103)	(166)	(122)	(186)	(141)	(255)	(175)	(123)
Salaries and personnel costs	2,514	2,506	2,212	2,738	2,536	2,562	2,412	2,726	3,075	3,044
Other operating expenses	3,162	3,398	3,658	3,653	3,775	4,247	4,211	5,373	5,431	5,876
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27
EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930

Depreciation and amortization	2,508	2,707	2,719	2,703	2,704	2,751	2,902	3,187	3,546	3,543
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88
Operating profit	2,537	2,990	2,895	(1,055)	2,425	2,859	3,472	2,949	4,307	4,299

Associated companies	225	290	331	140	239	494	435	65	312	362
Net financial items	2,271	(297)	(238)	(215)	151	(28)	(122)	(348)	1,206	(724)
Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937

Taxes	(1,610)	(911)	(926)	986	(845)	(997)	(1,136)	(475)	(1,573)	(1,063)
Profit from continuing operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,191	4,252	2,874

Profit (loss) from discontinued operations	—	—	—	—	—	—	—	(4)	(22)	—
Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874

Attributable to:
Non-controlling interests (Minority interests)	292	363	379	286	260	287	449	492	580	590
Equity holders of Telenor ASA (Net income)	3,131	1,709	1,683	(430)	1,710	2,041	2,200	1,695	3,650	2,284

Earnings per share in NOK
From continuing operations:
Basic	1.77	0.97	0.97	(0.25)	0.99	1.19	1.30	1.00	2.17	1.35
Diluted	1.77	0.97	0.97	(0.25)	0.99	1.19	1.29	1.00	2.17	1.35
From total operations:
Basic	1.77	0.97	0.97	(0.25)	0.99	1.19	1.30	1.00	2.15	1.35
Diluted	1.77	0.97	0.97	(0.25)	0.99	1.19	1.29	1.00	2.15	1.35

US GAAP
Net income	2,991	1,569	1,649	(570)	1,625	1,904	2,225	1,673	3,621	2,352
Net income per share in NOK (basic), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39
Net income per share in NOK (diluted), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39

BALANCE SHEET

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Deferred tax assets	2,890	1,951	1,317	3,052	2,501	1,908
Goodwill	13,378	12,816	18,273	20,700	22,648	22,969
Intangible assets	10,809	10,229	11,389	21,245	23,178	22,735
Tangible assets	38,952	39,292	40,688	43,958	49,132	48,767
Associated companies	6,980	7,832	8,320	7,424	7,501	7,616
Other financial assets	2,679	3,388	3,161	2,129	2,407	2,337
Total non-current assets	75,688	75,508	83,148	98,508	107,367	106,332

Accounts receivable	6,078	6,523	7,146	6,921	7,404	8,191
Other current assets	7,050	7,229	8,205	10,970	10,248	10,391
Assets held for sale	—	—	—	667	—	—
Liquid assets	8,187	10,900	6,444	7,191	9,691	7,983

Total current assets	21,315	24,652	21,795	25,749	27,343	26,565

Total assets	97,003	100,160	104,943	124,257	134,710	132,897

Shareholders equity	41,936	40,309	42,714	46,399	47,583	44,359
Minority interests	4,289	4,630	5,198	7,134	7,621	7,457

Total equity and minority interests	46,225	44,939	47,912	53,533	55,204	51,816

Pension obligations	2,443	2,286	2,403	2,440	2,645	2,543
Deferred tax liabilities	2,293	2,050	2,290	2,669	3,611	3,336
Other provisions	748	748	787	790	811	873

Provisions	5,484	5,084	5,480	5,899	7,067	6,752

Non-current interest-bearing liabilities	21,492	22,359	22,406	27,139	25,397	26,654
Non-current non-interest-bearing liabilities	572	556	542	580	590	583

Total non-current liabilities	22,064	22,915	22,948	27,719	25,987	27,237

Current interest-bearing liabilities	3,681	7,269	6,592	11,908	20,024	20,069
Accounts payable	4,900	4,471	5,402	6,215	6,448	6,572
Current non-interest-bearing liabilities	14,649	15,482	16,609	18,696	19,980	20,451
Current non-interest-bearing liabilities (held for sale)	—	—	—	287	—	—

Total current liabilities	23,230	27,222	28,603	37,106	46,452	47,092

Total equity and liabilities	97,003	100,160	104,943	124,257	134,710	132,897

Equity ratio including minority interests (%)	47.7	44.9	45.7	43.1	41.0	39.0

USGAAP
Shareholders equity	43,930	42,670	44,900	47,457	48,536	45,669

CASH FLOW STATEMENT

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Profit before taxes and minority interests	2,815	6,140	9,925	12,591	5,825	9,762
Taxes paid	(231)	(434)	(728)	(1,369)	(638)	(1,162)
Net (gains) losses, including write-downs and change in fair value of financial items	(466)	(584)	(738)	(929)	(1,817)	(1,605)
Depreciation, amortization and write-downs	2,681	5,452	8,358	12,131	3,549	7,180
Associated companies	(239)	(733)	(1,168)	(1,233)	(312)	(674)
Difference between expensed and paid pensions	169	42	203	211	156	52
Currency (gains) losses not related to operating activities	25	(162)	(203)	(18)	109	95
Change in other accruals	453	4	532	956	(100)	(561)
Net cash flows from operating activities	5,207	9,725	16,181	22,340	6,772	13,087

		—	—	—
Purchases of property, plant and equipment and intangible assets	(2,271)	(5,538)	(9,078)	(14,213)	(4,097)	(8,562)
Purchases of subsidiaries and associated companies, net of cash received	(3)	(109)	(5,653)	(8,128)	(8,578)	(9,425)
Sales of property, plant and equipment, intangible assets and businesses, net of cash transferred	59	741	1,161	1,279	438	472
Sales and purchases of other investments	768	1,078	1,000	1,064	2,196	1,707
Net cash flows from investing activities	(1,447)	(3,828)	(12,570)	(19,998)	(10,041)	(15,808)

		—	—	—
Proceeds from and repayments of interest-bearing liabilities	(686)	2,735	2,210	4,175	6,185	7,399
Proceeds from issuance of shares, including from minorities in subsidiaries	22	24	47	74	61	86
Share buy-back	(329)	(657)	(2,267)	(2,267)	—	(87)
Dividends paid and repayment of equity to minority interests in subsidiaries	(25)	(209)	(209)	(219)	—	(426)
Dividends paid to Telenor’s shareholders	—	(2,460)	(2,595)	(2,595)	—	(3,202)
Net cash flows from financing activities	(1,018)	(567)	(2,814)	(832)	6,246	3,770

		—	—	—
Effect on cash and cash equivalents of changes in foreign exchange rates	47	130	155	215	(100)	(321)
Net change in cash and cash equivalents	2,789	5,460	952	1,725	2,877	728

Cash and cash equivalents at the beginning of the period	5,081	5,081	5,081	5,081	6,806	6,806
Cash and cash equivalents at the end of the period	7,870	10,541	6,033	6,806	9,683	7,534

SPECIAL ITEMS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Gains on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	—	—	—	—	—	—
Sonofon — Denmark	—	—	—	—	—	—	1	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	—	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	1	—	2	2	5	1	4	—	4	1
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	—	—	—	—	—	—	1
Other mobile operations	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	1	9	3	50	(2)	37	5	—
Broadcast	1	(1)	—	1	1	—	—	—	—	4
EDB Business Partner	—	300	—	3	—	—	25	6	—	—
Other business units	4	—	69	71	—	12	8	2	17	21
Corporate functions and Group activities	2	59	3	35	22	57	58	26	5	12
Eliminations	—	—	—	—	—	—	—	4	—	—

Total gains on disposal of fixed assets and operations	8	358	75	121	31	120	94	75	31	39

Losses on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	4	3	6	3	—	—
Sonofon — Denmark	—	1	1	(2)	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	2	2
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	1
Pannon — Hungary	—	—	3	—	4	1	17	(3)	2	2
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	5	—	—	—
GrameenPhone — Bangladesh	—	—	4	4	—	—	10	—	—	1
Other mobile operations	—	—	—	—	—	—	—	1	—	—
Fixed	—	2	24	(1)	—	—	—	65	(12)	1
Broadcast	—	—	—	1	—	—	1	—	2	—
EDB Business Partner	—	—	—	—	—	—	—	—	—	—
Other business units	2	—	32	(13)	—	—	—	1	—	—
Corporate functions and Group activities	1	23	2	5	—	28	1	4	9	30
Eliminations	—	—	(16)	1	—	—	—	1	—	—

Total losses on disposal of fixed assets and operations	3	26	50	(5)	8	32	40	72	3	37

Expenses for workforce reductions and loss contracts
Telenor Mobile — Norway	4	(4)	—	24	(1)	—	—	(1)	9	3
Sonofon — Denmark	—	—	—	28	—	3	—	9	3	2
Telenor Mobile — Sweden	—	—	—	562	—	—	123	291	48	(8)
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	11	4	1	—	—	—	10	—	—
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—
Fixed	18	24	5	39	7	9	135	8	25	22
Broadcast	—	1	1	3	—	—	—	—	—	—
EDB Business Partner	—	27	16	(10)	—	5	—	13	—	—
Other business units	1	1	15	11	(1)	1	7	8	6	2
Corporate functions and Group activities	2	103	1	10	(3)	5	11	16	1	9
Eliminations	—	—	—	(562)	—	(1)	(2)	(242)	—	(1)
Total workforce reductions and loss contracts	25	163	42	106	2	22	274	112	92	29

Total other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Write-downs
Telenor Mobile — Norway	—	1	3	11	(2)	12	4	2	—	33
Sonofon — Denmark	—	—	—	3,290	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	75	—	—	—	—	—	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	15	—	—
Pannon — Hungary	—	—	—	21	—	2	1	4	—	33
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	1	—	1	3	—	7
GrameenPhone — Bangladesh	—	—	—	3	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	—	40	(22)	2	(2)	609	—	15
Broadcast	—	—	—	44	—	4	—	(57)	3	—
EDB Business Partner	—	—	—	—	—	—	—	—	—	—
Other business units	3	—	36	2	—	—	—	8	—	—
Corporate functions and Group activities	—	—	2	—	—	—	—	2	—	—
Eliminations	—	—	—	—	—	—	—	—	—	—
Total write-downs	3	1	41	3,486	(23)	20	4	586	3	88

Special items associated companies
(Gains) losses on disposal of ownership interests	—	(9)	(8)	(15)	—	(3)	7	(3)	—	(6)
Write-downs associated companies	—	—	—	—	—	—	—	172	—	11
Write-downs BB	—	—	—	—	—	—	—	—	—	—
Other write-downs associated companies	—	—	—	—	—	—	—	—	—	—
(Gains) losses on disposal and write-downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5

Net (gains) losses and write-downs financial items	(2,613)	(17)	(22)	(21)	(417)	(67)	(3)	(31)	(1,815)	15

RECONCILIATIONS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874
Profit (loss) from discontinued operations	—	—	—	—	—	—	—	(4)	(22)	—
Profit from continuing operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,191	4,252	2,874
Taxes	(1,610)	(911)	(926)	986	(845)	(997)	(1,136)	(475)	(1,573)	(1,063)
Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937
Net financial items	2,271	(297)	(238)	(215)	151	(28)	(122)	(348)	1,206	(724)
Associated companies	225	290	331	140	239	494	435	65	312	362
Depreciation and amortization	2,508	2,707	2,719	2,703	2,704	2,751	2,902	3,187	3,546	3,543
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88
EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930

EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27
EBITDA before other income and expenses	5,068	5,529	5,672	5,114	5,085	5,564	6,598	6,831	7,920	7,957

Operating profit	2,537	2,990	2,895	(1,055)	2,425	2,859	3,472	2,949	4,307	4,299
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27
Adjusted operating profit	2,560	2,822	2,953	2,411	2,381	2,813	3,696	3,644	4,374	4,414

Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937
Net (gains) losses and write-downs financial items	(2,613)	(17)	(22)	(21)	(417)	(67)	(3)	(31)	(1,815)	15
(Gains) losses on disposal and write downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27
Adjusted profit before taxes	2,443	2,789	3,016	2,300	2,354	3,209	4,013	3,499	4,077	4,072

Capex

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	214	255	332	172	194	343	220	461	129	143
Sonofon — Denmark	66	144	102	76	28	140	137	757	109	170
Telenor Mobile — Sweden	4	4	3	6	—	—	—	—	135	137
Kyivstar — Ukraine	331	566	687	1,024	735	919	1,106	890	830	770
Pannon — Hungary	104	121	121	820	109	243	150	261	71	235
Promonte — Montenegro	—	—	3	13	5	4	8	21	4	7
DTAC — Thailand	—	—	—	—	—	—	—	146	605	543
DiGi — Malaysia	103	162	228	427	108	178	310	574	226	199
GrameenPhone — Bangladesh	160	258	418	482	496	357	590	1,153	389	516
Telenor — Pakistan	—	1,821	19	153	1,139	(91)	299	496	351	754
Fixed — Norway	355	315	346	457	337	503	412	917	479	371
Fixed Sweden	15	72	58	134	40	48	142	255	83	230
Fixed Denmark	—	—	—	—	—	—	40	57	55	42
Fixed — Other/Fixed Eliminations	8	(2)	15	18	4	5	8	8	—	—
Broadcast	23	70	716	71	47	96	116	133	92	106
Other units	88	241	99	269	125	193	193	321	156	203
Eliminations	—	(15)	(7)	—	(7)	(15)	(11)	(14)	(11)	(4)

Total capex	1,471	4,012	3,140	4,122	3,360	2,923	3,720	6,436	3,703	4,422

Investments in businesses

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	—	—	—	52	—	—	—	—	—	—
Sonofon — Danmark	3,641	145	—	—	—	—	—	4	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	7,739	8
Kyivstar — Ukraine	—	35	—	—	—	—	—	—	—	—
Pannon — Hungary	—	—	—	—	—	—	—	—	—	—
Promonte — Montenegro	—	—	540	1	—	—	—	—	—	—
DTAC — Thailand	—	—	—	—	—	—	—	2,664	85	31
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	298	—	—	—	—	—	—
Telenor — Pakistan	—	—	—	—	—	—	—	—	—	—
Fixed — Norway	—	1	—	1	43	1	—	—	1	—
Fixed Sweden	78	9	—	6	—	—	4,479	(27)	460	75
Fixed Denmark	—	—	—	—	—	—	1,313	7	—	—
Fixed — Other/Fixed Eliminations	8	—	—	2	—	—	—	—	—	—
Broadcast	—	—	—	—	—	—	17	25	—	98
Other units	22	441	104	762	7	263	15	47	658	616
Eliminations	—	(337)	—	—	—	—	—	—	—	—

Total investments in businesses	3,749	294	644	1,122	50	264	5,824	2,720	8,943	828

Telenor Mobile — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	1 846	1 968	2 044	2 021	1 927	2 003	2 098	2 120	2 023	2 170
Interconnection revenues	378	402	403	430	407	452	441	454	446	474
Mobile revenues company’s subscriptions	2 224	2 370	2 447	2 451	2 334	2 455	2 539	2 574	2 469	2 644

Other mobile revenues	304	405	434	370	362	453	484	526	532	505
Total mobile revenues	2 528	2 775	2 881	2 821	2 696	2 908	3 023	3 100	3 001	3 149

Non-mobile revenues	276	179	128	142	142	141	98	135	104	124

Total revenues 1)	2 804	2 954	3 009	2 963	2 838	3 049	3 121	3 235	3 105	3 273

1) Of which internal revenues	311	315	311	289	278	313	299	281	266	257

EBITDA	1 002	1 081	1 103	1 119	1 001	1 066	1 218	1 186	1 323	1 365
Depreciation and amortization 2)	239	275	267	281	213	230	224	222	216	215
Write-downs 3)	—	1	3	11	- 2	12	4	2	—	33

Operating profit	763	805	833	827	790	824	990	962	1 107	1 117

2) Of which amortization of Telenor’s net excess values	—	—	—	1	1	1	1	1	1	1
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	35.7	36.6	36.7	37.8	35.3	35.0	39.0	36.7	42.6	41.7
Operating profit/Total revenues (%)	27.2	27.3	27.7	27.9	27.8	27.0	31.7	29.7	35.7	34.1
Capex	214	255	332	172	194	343	220	461	129	143
Investments in businesses	—	—	—	52	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 378	2 451	2 562	2 645	2 635	2 687	2 736	2 731	2 722	2 709
— of which prepaid	1 091	1 118	1 178	1 228	1 218	1 267	1 285	1 222	1 185	1 133
Average traffic minutes per subscription per month (AMPU) in the quarter	179	187	187	182	175	191	186	184	186	196
Average revenue per subscription per month (ARPU) in the quarter	315	332	328	318	297	308	314	317	305	324
— of which contract	464	491	499	491	453	465	475	472	446	461
— of which prepaid	147	146	129	119	117	129	133	136	126	141

Sonofon — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	274	496	541	502	571	595	600	595	622	630
Interconnection revenues	140	280	274	292	300	328	325	347	348	338
Mobile revenues company’s subscriptions	414	776	815	794	871	923	925	942	970	968

Other mobile revenues	97	161	170	143	143	158	181	156	145	152
Total mobile revenues	511	937	985	937	1,014	1,081	1,106	1,098	1,115	1,120

Non-mobile revenues	159	288	281	306	179	227	250	236	238	227

Total revenues 1)	670	1,225	1,266	1,243	1,193	1,308	1,356	1,334	1,353	1,347

1) Of which internal revenues	4	8	21	20	20	35	43	34	30	48

EBITDA	167	238	260	16	253	308	307	308	305	307
Depreciation and amortization 2)	189	355	369	277	353	328	308	296	286	271
Write-downs 3)	—	—	—	3,290	—	—	—	—	—	—

Operating profit (loss)	(22)	(117)	(109)	(3,551)	(100)	(20)	(1)	12	19	36

2) Of which amortization of Telenor’s net excess values	75	160	160	156	157	134	131	133	137	132
3) Of which write-downs of Telenor’s net excess values	—	—	—	3,075	—	—	—	—	—	—

EBITDA/Total revenues (%)	24.9	19.4	20.5	1.3	21.2	23.5	22.6	23.1	22.5	22.8
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	0.9	1.4	2.7
Capex	66	144	102	76	28	140	137	757	109	170
Investments in businesses	3 641	145	—	—	—	—	—	4	—	—

No. of mobile subscriptions (in thousands)	987	1 203	1 253	1 275	1 232	1 250	1 261	1 284	1 299	1 310
— of which prepaid	250	451	485	462	413	420	420	425	429	436
Average traffic minutes per subscription per month (AMPU) in the quarter	147	157	139	151	153	182	183	195	200	209
Average revenue per subscription per month (ARPU) in the quarter	250	233	219	207	229	253	243	246	250	248
— of which contract	287	291	281	267	284	306	292	285	292	290
— of which prepaid	135	111	120	111	126	146	146	166	164	163

Telenor Mobile — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	32	34	37	38	37	33	34	26	902	972
Interconnection revenues	9	15	13	15	15	18	15	12	206	235
Mobile revenues company’s subscriptions	41	49	50	53	52	51	49	38	1,108	1,207

Other mobile revenues	5	6	11	8	11	14	19	10	89	96
Total mobile revenues	46	55	61	61	63	65	68	48	1,197	1,303

Non-mobile revenues	—	—	—	—	—	—	—	—	104	127

Total revenues 1)	46	55	61	61	63	65	68	48	1,301	1,430

1) Of which internal revenues	14	21	27	25	28	33	39	24	48	27

EBITDA	(25)	(36)	(45)	(619)	(10)	(18)	(139)	(309)	170	241
Depreciation and amortization 2)	8	7	8	26	—	—	—	—	358	395
Write-downs 3)	—	—	—	75	—	—	—	—	—	—

Operating profit (loss)	(33)	(43)	(53)	(720)	(10)	(18)	(139)	(309)	(188)	(154)

2) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	52	64
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	13.1	16.9
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	4	4	3	6	—	—	—	—	135	137
Investments in businesses	—	—	—	—	—	—	—	—	7 739	8

No. of mobile subscriptions (in thousands)	84	92	96	105	107	99	97	95	1 660	1 676
— of which prepaid	48	55	56	57	56	51	50	48	575	571
Average traffic minutes per subscription per month (AMPU) in the quarter	73	96	104	108	113	141	144	129	160	185
Average revenue per subscription per month (ARPU) in the quarter	169	181	182	169	164	167	164	136	229	242
— of which contract	252	262	265	241	215	216	215	183	330	340
— of which prepaid	106	122	125	117	121	121	115	90	49	54

Kyivstar — Ukraine

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	610	703	838	810	807	1 158	1 437	1 720	1 749	1 952
Interconnection revenues	186	236	319	327	313	428	541	606	528	562
Mobile revenues company’s subscriptions	796	939	1 157	1 137	1 120	1 586	1 978	2 326	2 277	2 514

Other mobile revenues	16	27	54	25	23	30	72	33	36	50
Total mobile revenues	812	966	1 211	1 162	1 143	1 616	2 050	2 359	2 313	2 564

Non-mobile revenues	13	15	18	22	20	27	26	31	16	16

Total revenues 1)	825	981	1 229	1 184	1 163	1 643	2 076	2 390	2 329	2 580

1) Of which internal revenues	—	—	1	1	1	2	2	1	—	1

EBITDA	505	592	772	712	632	911	1 148	1 359	1 432	1 596
Depreciation and amortization 2)	125	128	145	157	231	331	322	325	379	381
Write-downs 3)	—	—	—	—	—	—	—	15	—	—

Operating profit	380	464	627	555	401	580	826	1 019	1 053	1 215

2) Of which amortization of Telenor’s net excess values	24	24	24	21	22	23	24	24	24	23
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	61.2	60.3	62.8	60.1	54.3	55.4	55.3	56.9	61.5	61.9
Operating profit/Total revenues (%)	46.1	47.3	51.0	46.9	34.5	35.3	39.8	42.6	45.2	47.1
Capex	331	566	687	1 024	735	919	1 106	890	830	770
Investments in businesses	—	35	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	3 221	3 610	4 856	6 252	7 662	9 335	10 943	13 925	14 965	16 005
- of which prepaid	2 675	3 031	4 211	5 532	6 892	8 500	10 021	12 901	13 895	14 886
Average traffic minutes per subscription per month (AMPU) in the quarter	68	74	95	95	91	90	103	108	110	118
Average revenue per subscription per month (ARPU) in the quarter	84	93	95	68	53	62	66	64	53	54
- of which contract	191	213	223	184	165	187	200	197	175	180
- of which prepaid	62	69	72	52	40	49	53	53	43	45

Pannon — Hungary

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	872	872	1005	920	880	903	1025	960	926	913
Interconnection revenues	423	443	423	442	430	458	416	431	400	400
Mobile revenues company’s subscriptions	1 295	1 315	1 428	1 362	1 310	1 361	1 441	1 391	1 326	1 313

Other mobile revenues	25	39	46	32	28	44	52	20	23	35
Total mobile revenues	1 320	1 354	1 474	1 394	1 338	1 405	1 493	1 411	1 349	1 348

Non-mobile revenues	81	90	78	116	77	93	90	154	64	79

Total revenues 1)	1 401	1 444	1 552	1 510	1 415	1 498	1 583	1 565	1 413	1 427

1) Of which internal revenues	1	2	—	3	2	2	2	4	3	2

EBITDA	556	556	561	420	517	484	650	534	540	567
Depreciation and amortization 2)	331	326	326	312	316	276	294	285	279	254
Write-downs 3)	—	—	—	21	—	2	1	4	—	33

Operating profit	225	230	235	87	201	206	355	245	261	280

2) Of which amortization of Telenor’s net excess values	89	89	91	89	90	85	86	84	84	79
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	39.7	38.5	36.1	27.8	36.5	32.3	41.1	34.1	38.2	39.7
Operating profit/Total revenues (%)	16.1	15.9	15.1	5.8	14.2	13.8	22.4	15.7	18.5	19.6
Capex	104	121	121	820	109	243	150	261	71	235
Investments in businesses	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 596	2 588	2 595	2 770	2 792	2 824	2 856	2 929	2 939	2 947
- of which prepaid	1 977	1 935	1 886	1 991	1 955	1 915	1 894	1 904	1 878	1 854
Average traffic minutes per subscription per month (AMPU) in the quarter	111	121	127	131	125	143	145	149	143	159
Average revenue per subscription per month (ARPU) in the quarter	165	170	184	171	157	162	166	162	150	148
- of which contract	399	389	400	356	327	316	314	299	272	254
- of which prepaid	92	96	103	96	84	89	89	86	80	86

Promonte — Montenegro

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues	—	—	82	118	104	123	180	112	114	139
EBITDA	—	—	45	46	55	60	98	47	55	65
Operating profit (loss) 1)2)	—	—	26	(2)	12	18	58	7	16	27
1) Of which amortization of Telenor’s net excess values	—	—	7	25	20	20	20	20	20	20
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—
Capex	—	—	3	13	5	4	8	21	4	7

No. of mobile subscriptions (in thousands)	—	—	340	279	279	303	394	310	324	363
- of which prepaid	—	—	297	234	235	263	352	265	276	309
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	113	87	91	105	109	92	104	121
Average revenue per subscription per month (ARPU) in the quarter	—	—	139	107	115	129	126	95	111	120
- of which contract	—	—	309	284	288	338	339	269	284	297
- of which prepaid	—	—	111	79	82	97	103	71	81	90

DTAC — Thailand

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	—	—	—	—	—	—	—	1 074	1 852	1 760
Interconnection revenues	—	—	—	—	—	—	—	25	33	33
Mobile revenues company’s subscriptions	—	—	—	—	—	—	—	1 099	1 885	1 793

Other mobile revenues	—	—	—	—	—	—	—	74	131	85
Total mobile revenues	—	—	—	—	—	—	—	1 173	2 016	1 878

Non-mobile revenues	—	—	—	—	—	—	—	18	16	15

Total revenues 1)	—	—	—	—	—	—	—	1 191	2 032	1 893

1) Of which internal revenues	—	—	—	—	—	—	—	6	11	8

EBITDA	—	—	—	—	—	—	—	445	719	698
Depreciation and amortization 2)	—	—	—	—	—	—	—	220	337	335
Write-downs 3)	—	—	—	—	—	—	—	—	—	—

Operating profit	—	—	—	—	—	—	—	225	382	363

2) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	35	51	50
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	—	—	—	—	—	—	—	37.4	35.4	36.9
Operating profit/Total revenues (%)	—	—	—	—	—	—	—	18.9	18.8	19.2
Capex	—	—	—	—	—	—	—	146	605	543
Investments in businesses	—	—	—	—	—	—	—	2 664	85	31

No. of mobile subscriptions (100% in thousands)	—	—	—	—	—	—	—	8 677	9 823	10 622
— of which prepaid	—	—	—	—	—	—	—	7 212	8 185	8 806
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	—	231	295	327
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	—	71	70	62
— of which contract	—	—	—	—	—	—	—	161	157	132
— of which prepaid	—	—	—	—	—	—	—	54	53	45

DiGi — Malaysia

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	642	662	751	739	792	924	1 035	1 198	1 279	1 331
Interconnection revenues	147	137	144	143	137	143	155	159	166	127
Mobile revenues company’s subscriptions	789	799	895	882	929	1 067	1 190	1 357	1 445	1 458

Other mobile revenues	17	18	17	13	14	15	18	18	21	20
Total mobile revenues	806	817	912	895	943	1 082	1 208	1 375	1 466	1 478

Non-mobile revenues	130	141	136	109	91	79	77	77	80	66

Total revenues 1)	936	958	1 048	1 004	1 034	1 161	1 285	1 452	1 546	1 544

1) Of which internal revenues	1	1	1	—	1	—	1	2	2	1

EBITDA	426	410	453	443	451	499	560	632	700	700
Depreciation and amortization 2)	229	226	231	215	257	253	255	273	252	227
Write-downs 3)	—	—	—	—	1	—	1	3	—	7

Operating profit	197	184	222	228	193	246	304	356	448	466

2) Of which amortization of Telenor’s net excess values	19	18	18	17	17	17	13	4	4	4
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	45.5	42.8	43.2	44.1	43.6	43.0	43.6	43.5	45.3	45.3
Operating profit/Total revenues (%)	21.0	19.2	21.2	22.7	18.7	21.2	23.7	24.5	29.0	30.2
Capex	103	162	228	427	108	178	310	574	226	199
Investments in businesses	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	2 413	2 583	2 804	3 239	3 461	3 765	4 187	4 795	5 086	5 440
— of which prepaid	2 301	2 453	2 653	3 067	3 259	3 525	3 880	4 441	4 704	5 018
Average traffic minutes per subscription per month (AMPU) in the quarter	167	164	170	165	163	170	175	169	162	163
Average revenue per subscription per month (ARPU) in the quarter	113	107	110	98	92	99	100	102	97	93
— of which contract	312	312	297	238	233	216	192	174	172	180
— of which prepaid	104	97	100	90	84	93	93	97	92	86

GrameenPhone — Bangladesh

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	470	500	565	529	598	659	715	769	871	911
Interconnection revenues	9	20	26	35	34	39	52	63	73	78
Mobile revenues company’s subscriptions	479	520	591	564	632	698	767	832	944	989

Other mobile revenues	7	6	5	6	5	5	6	6	6	5
Total mobile revenues	486	526	596	570	637	703	773	838	950	994

Non-mobile revenues	3	3	2	—	3	2	2	12	5	3

Total revenues 1)	489	529	598	570	640	705	775	850	955	997

1) Of which internal revenues	—	—	—	—	—	—	—	1	—	1

EBITDA	283	309	383	338	329	334	441	455	659	488
Depreciation and amortization 2)	34	51	58	72	77	89	107	166	159	148
Write-downs 3)	—	—	—	3	—	—	—	—	—	—

Operating profit	249	258	325	263	252	245	334	289	500	340

2) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	57.9	58.4	64.0	59.3	51.4	47.4	56.9	53.5	69.0	48.9
Operating profit/Total revenues (%)	50.9	48.8	54.3	46.1	39.4	34.8	43.1	34.0	52.4	34.1
Capex	160	258	418	482	496	357	590	1 153	389	516
Investments in businesses	—	—	—	298	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	1 520	1 795	2 024	2 388	2 928	3 704	4 215	5 542	6 427	8 459
— of which prepaid	1 258	1 501	1 730	2 092	2 625	3 375	3 860	5 159	6 030	8 015
Average traffic minutes per subscription per month (AMPU) in the quarter	239	246	249	241	237	223	223	250	196	213
Average revenue per subscription per month (ARPU) in the quarter	120	106	103	87	81	69	65	56	51	45
— of which contract	331	287	302	257	288	284	282	258	258	234
— of which prepaid	71	69	67	60	54	47	45	39	37	33

Telenor Pakistan

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues	—	—	—	—	1	48	76	140	215	265
EBITDA	—	(13)	(20)	(45)	(133)	(172)	(134)	(133)	(77)	(117)
Operating profit (loss) 1)2)	—	(13)	(20)	(45)	(147)	(232)	(201)	(218)	(175)	(220)
1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—
Capex	—	1,821	19	153	1,139	(91)	299	496	351	754

No. of mobile subscriptions (in thousands)	—	—	—	—	344	836	1,200	1,868	2,527	3,205
- of which prepaid	—	—	—	—	342	829	1,183	1,836	2,495	3,165
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	74	93	131	136	146
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	22	25	30	32	30
- of which contract	—	—	—	—	—	154	99	72	59	59
- of which prepaid	—	—	—	—	—	21	24	29	31	30

FIXED

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Norway	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983
Other operations	469	474	419	467	436	418	840	887	919	1,047
Eliminations	(29)	(24)	(26)	(39)	(28)	(32)	(27)	(48)	(30)	(31)

Total revenues 1)	4,923	4,877	4,675	4,781	4,571	4,753	4,964	5,025	5,067	4,999

1) Of which internal revenues

EBITDA	1,632	1,631	1,515	1,560	1,408	1,504	1,430	1,543	1,559	1,567
Depreciation and amortization 2)	954	897	855	867	783	729	874	850	761	733
Write-downs 3)	—	—	—	40	(22)	2	(2)	609	—	15

Operating profit	678	734	660	653	647	773	558	84	798	819

2) Of which amortization of Telenor’s net excess values	—	—	1	6	1	2	69	(6)	33	33
3) Of which write-downs of Telenor’s net excess values	—	—	—	(22)	(31)	—	(3)	10	—	—

EBITDA/Total revenues (%)	33.2	33.4	32.4	32.6	30.8	31.6	28.8	30.7	30.8	31.3
Operating profit/Total revenues (%)	13.8	15.1	14.1	13.7	14.2	16.3	11.2	1.7	15.7	16.4
Capex	378	385	419	609	381	556	602	1,237	617	643
Investments in businesses	86	10	—	9	43	1	5,792	(20)	461	75

Fixed — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Telephony	2,183	2,117	1,959	2,009	1,871	1,867	1,743	1,751	1,703	1,627
xDSL/Internet	426	417	444	466	461	508	534	536	568	581
Data services	247	267	259	249	232	243	250	238	215	199
Other revenues	456	386	428	386	342	400	357	366	357	315

Total retail revenues	3,312	3,187	3,090	3,110	2,906	3,018	2,884	2,891	2,843	2,722

Wholesale revenues	1,171	1,240	1,192	1,243	1,257	1,349	1,267	1,295	1,335	1,261

Total revenues 1)	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983

1) Of which internal revenues	438	454	428	522	463	522	582	623	545	510

EBITDA	1,631	1,606	1,523	1,570	1,438	1,532	1,354	1,377	1,390	1,417
Depreciation and amortization 2)	880	819	778	774	705	658	652	692	602	561
Write-downs 3)	—	—	—	2	(22)	—	(2)	(1)	—	13

Operating profit	751	787	745	794	755	874	704	686	788	843

2) Of which amortization of Telenor’s net excess values	—	—	1	1	—	—	—	—	—	—
3) Of which write-downs of Telenor’s net excess values	—	—	—	2	(31)	—	(3)	(2)	—	—

EBITDA/Total revenues (%)	36.4	36.3	35.6	36.1	34.5	35.1	32.6	32.9	33.3	35.6
Operating profit/Total revenues (%)	16.8	17.8	17.4	18.2	18.1	20.0	17.0	16.4	18.9	21.2
Capex	355	315	346	457	337	503	412	917	479	371
Investments in businesses	—	1	—	1	43	1	—	—	1	—

Retail market
No. of Telephony subscriptions (in thousands)	1,932	1,886	1,838	1,800	1,757	1,705	1,664	1,622	1,577	1,545
- of which PSTN subscriptions (in thousands)	1,248	1,219	1,196	1,182	1,165	1,139	1,118	1,089	1,054	1,017
- of which ISDN subscriptions (in thousands)	684	667	642	618	592	562	538	509	479	454
- of which VoIP subscriptions (in thousands)	—	—	—	—	—	4	8	24	44	74
No. of xDSL subscriptions (in thousands)	208	235	270	326	385	415	444	475	511	527
Telephony generated traffic (million minutes)	3,725	3,279	2,851	3,171	2,848	2,644	2,289	2,502	2,277	1,997
Wholesale market
No. of Telephony subscriptions (in thousands)	227	266	285	301	309	316	316	314	316	308
- of which PSTN subscriptions (in thousands)	151	170	180	188	192	200	202	202	203	201
- of which ISDN subscriptions (in thousands)	76	96	105	113	117	116	114	112	113	107
No. of xDSL subscriptions (in thousands)	76	86	90	91	77	87	97	109	117	123
No. of LLUB (in thousands)	96	108	123	145	172	192	209	235	254	265

Fixed — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues	403	404	350	400	367	342	622	650	724	876
Internal revenues	23	26	26	22	25	32	32	26	3	(10)

Tota revenues	426	430	376	422	392	374	654	676	727	866

EBITDA	(3)	24	(9)	(3)	(29)	(27)	31	183	109	100
Depreciation and amortization 2)	61	65	65	71	64	63	165	124	113	115
Write-downs 3)	—	—	—	36	—	—	—	608	—	2

Operating profit (loss)	(64)	(41)	(74)	(110)	(93)	(90)	(134)	(549)	(4)	(17)

2) Of which amortization of Telenor’s net excess values	—	—	—	5	1	2	69	(25)	23	24
3) Of which write-downs of Telenor’s net excess values	—	—	—	(24)	—	—	—	12	—	—

EBITDA/Total revenues (%)	nm	nm	nm	nm	nm	nm	4.7	27.1	15.0	11.5
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	15	72	58	134	40	48	142	255	83	230
Investments in businesses	78	9	—	6	—	—	4,479	(27)	460	75

Bredbandsbolaget
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	200	214	229	242
No. of LAN subscriptions (in thousands)	—	—	—	—	—	—	156	155	156	158
No. of VoIP subscriptions (in thousands)	—	—	—	—	—	—	91	104	119	134
Glocalnet
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	—	—	113	117
No. of PSTN subscriptions (in thousands)	—	—	—	—	—	—	—	—	285	284

Fixed — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues	—	—	—	—	—	—	142	164	174	180
Internal revenues	—	—	—	—	—	—	—	—	—	1

Tota revenues	—	—	—	—	—	—	142	164	174	181

EBITDA	—	—	—	—	—	—	48	49	55	59
Depreciation and amortization 2)	—	—	—	—	—	—	46	22	43	57
Write-downs 3)	—	—	—	—	—	—	—	—	—	—

Operating profit	—	—	—	—	—	—	2	27	12	2

2) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	19	10	9
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	—	—	—	—	—	—	33.8	29.9	31.6	32.6
Operating profit/Total revenues (%)	—	—	—	—	—	—	1.4	16.5	6.9	1.1
Capex	—	—	—	—	—	—	40	57	55	42
Investments in businesses	—	—	—	—	—	—	1,313	7	—	—

No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	109	122	138	152
No. of VoIP subscriptions (in thousands)	—	—	—	—	—	—	18	26	37	41

BROADCAST

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Distribution	1,061	1,064	1,072	1,112	1,139	1,147	1,139	1,190	1,251	1,299
Transmission	303	310	303	295	297	298	299	313	312	317
Other/Eliminations	(58)	(39)	(45)	(32)	(46)	(44)	(46)	(37)	(46)	(52)

Total revenues 1)	1,306	1,335	1,330	1,375	1,390	1,401	1,392	1,466	1,517	1,564

1) Of which internal revenues	35	33	33	34	28	35	33	35	35	38

EBITDA
Distribution	192	218	213	126	213	242	216	147	234	251
Transmission	153	161	183	191	174	175	181	183	175	191
Other/Eliminations	4	13	29	15	(7)	(6)	(3)	1	(1)	(5)

Total EBITDA	349	392	425	332	380	411	394	331	408	437

Depreciation and amortization 2)	187	174	173	170	144	133	133	144	154	153
Write-downs 3)	—	—	—	44	—	4	—	(57)	3	—

Operating profit	162	218	252	118	236	274	261	244	251	284

Of which:
Distribution	74	115	117	(4)	143	179	159	13	172	189
Transmission	87	94	110	118	106	107	111	240	89	110
Other/Eliminations	1	9	25	4	(13)	(12)	(9)	(9)	(10)	(15)

2) Of which amortization of Telenor’s net excess values	14	17	16	16	14	14	14	14	11	10
3) Of which write-downs of Telenor’s net excess values	—	—	—	25	—	—	—	75	—	—

EBITDA/Total revenues (%)	26.7	29.4	32.0	24.1	27.3	29.3	28.3	22.6	26.9	27.9
Operating profit/Total revenues (%)	12.4	16.3	18.9	8.6	17.0	19.6	18.8	16.6	16.5	18.2
Capex	23	70	716	71	47	96	116	133	92	106
Investments in businesses	—	—	—	—	—	—	17	25	—	98

No. of DTH pay TV subscribers (in thousands)	778	782	800	824	851	853	876	906	918	921
No. of Cable TV subscribers (in thousands)	605	611	614	624	616	619	636	681	684	687
No. of households in satellite master antenna TV networks (in thousands)	1,132	1,161	1,190	1,212	1,197	1,205	1,184	1,177	1,120	1,119
No. of Cable TV Internet access (in thousands)	34	35	38	44	48	50	53	73	78	81

OTHER UNITS

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
EDB Business Partner	1,047	1,044	1,042	1,154	1,231	1,285	1,217	1,258	1,335	1,449
Satellite Services	601	616	595	573	589	592	610	637	607	596
Venture	217	245	213	226	116	125	123	126	133	146
Corporate functions and Group activities	529	552	515	558	582	603	517	564	522	568
Other	70	62	28	14	18	9	(1)	(1)	—	1
Eliminations	(94)	(106)	(97)	(64)	(69)	(72)	(46)	(46)	(45)	(45)

Total revenues 1)	2,370	2,413	2,296	2,461	2,467	2,542	2,420	2,538	2,552	2,715

1) Of which internal revenues	734	710	717	768	788	803	647	669	638	657

EBITDA
EDB Business Partner	138	456	188	196	177	187	224	197	191	141
Satellite Services	125	103	84	97	68	90	115	120	77	88
Venture	(3)	1	62	70	6	(1)	7	(14)	(17)	(4)
Corporate functions and Group activities	(95)	(75)	(79)	(168)	(6)	(34)	67	(104)	(104)	(131)
Other/eliminations	16	24	(52)	26	(3)	(11)	11	(5)	(11)	(10)

Total EBITDA	181	509	203	221	242	232	423	194	136	84

Depreciation and amortization 2)	232	260	240	243	250	262	258	263	243	277
Write-downs 3)	3	1	37	2	—	—	—	10	—	—

Operating profit (loss)	(54)	248	(74)	(24)	(8)	(30)	165	(79)	(107)	(193)

Of which
EDB Business Partner	89	396	121	130	81	80	120	96	99	37
Satellite Services	55	36	17	25	4	26	48	47	14	25
Venture	(14)	(7)	55	63	2	(6)	3	(22)	(25)	(13)
Corporate functions and Group activities	(181)	(182)	(178)	(268)	(92)	(120)	(16)	(192)	(182)	(229)
Other/eliminations	(3)	5	(89)	26	(3)	(10)	10	(8)	(13)	(13)

2) Of which amortization of Telenor’s net excess values	2	2	2	2	2	2	3	1	3	3
3) Of which write-downs of Telenor’s net excess values	2	—	—	1	—	—	—	5	—	—

Capex	88	241	99	269	125	193	193	321	156	203
Investments in businesses	22	441	104	762	7	263	15	47	658	616

PRESENTATION MATERIAL
Q2 2006
In the second quarter of 2006, Telenor’s revenues amounted to NOK 22.6 billion, which was an increase of 37% compared to the second quarter of 2005. Profit before taxes was NOK 3.9 billion.

Delivering a solid quarter
Highlights second quarter 2006:
•	96 million mobile subscriptions

•	Revenue growth of 37% – underlying growth of 12%

•	EBITDA margin increased from 34% to 35%

•	Strong operating cash flow
‘We are delivering yet another solid quarter, with high growth in revenues and increased EBITDA margin. We are very satisfied that several of our mobile operations are performing so well in their markets. In particular, GrameenPhone improved its market position by increasing its customer base by more than 30% during this quarter alone. DTAC also increased its market share, but is facing price erosion in the Thai market. In the second quarter, the companies in which we have ownership interests increased the number of mobile subscriptions by 6 million, reaching a customer base of 96 million.
We are constantly evaluating how we can improve our performance. This can be seen in the strong margins within our mobile operations and the positive cost development in Fixed Norway. In Sweden, following recent acquisitions, we will reorganise the operations in order to reach our goal of becoming a leading provider of communication services’, said President and CEO of Telenor, Jon Fredrik Baksaas.

Key Figures

	2nd quarter		1st half-year		Year
(NOK in millions except earnings per share)	2006	2005	2006	2005	2005

Revenues	22 580	16 542	44 452	31 812	68 927
EBITDA before other income and expenses	7 957	5 564	15 877	10 649	24 078
EBITDA before other income and expenses/Revenues (%)	35.2	33.6	35.7	33.5	34.9
Adjusted operating profit	4 414	2 813	8 788	5 194	12 534
Adjusted operating profit/Revenues (%)	19.5	17.0	19.8	16.3	18.2
Profit after taxes and minority interests (Net income)	2 284	2 041	5 934	3 751	7 646

Earnings per share from total operations, basic, in NOK	1.35	1.19	3.51	2.17	4.47
Capex	4 422	2 923	8 125	6 283	16 439
Investments in businesses	828	264	9 771	314	8 858
Net interest-bearing liabilities			38 210	17 814	30 858
Extract from outlook for 2006
We are maintaining our outlook from the first quarter. For 2006, Telenor expects a revenue growth of around 30% with an EBITDA margin before other income and expenses above 34%. Capital expenditure as a proportion of revenues is expected to be above 20%.
Refer to page 9 for the full outlook for 2006, for definitions, refer to page 20.

Telenor’s operations
Unless otherwise stated, the statements below are related to Telenor’s development in the second quarter of 2006 compared to the second quarter of 2005.
Nordic Mobile Operations
Telenor Mobile — Norway

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	2 170	2 003	4 193	3 930	8 148
Interconnection revenues	474	452	920	859	1 754
Mobile revenues company’s subscriptions	2 644	2 455	5 113	4 789	9 902

Other mobile revenues	505	453	1 037	815	1 825
Total mobile revenues	3 149	2 908	6 150	5 604	11 727

Non-mobile revenues	124	141	228	283	516
Total revenues 1)	3 273	3 049	6 378	5 887	12 243

1) Of which internal revenues	257	313	523	591	1 171

EBITDA	1 365	1 066	2 688	2 067	4 471
Depreciation and amortization 2)	215	230	431	443	889
Write-downs	33	12	33	10	16
Operating profit	1 117	824	2 224	1 614	3 566

1) Of which amortization of Telenor’s net excess values	1	1	2	2	4

EBITDA/Total revenues (%)	41.7	35.0	42.1	35.1	36.5
Operating profit/Total revenues (%)	34.1	27.0	34.9	27.4	29.1
Capex	143	343	272	537	1 218
ARPU — monthly (NOK)	324	308	314	303	309
No. of subscriptions (in thousands)			2 709	2 687	2 731

•	The number of subscriptions decreased by 13,000 in the second quarter of 2006.

•	Telenor Mobile’s estimated market share was 55% in the second quarter compared to 56% in the first quarter of 2006.

•	ARPU increased due to higher average usage per subscription (AMPU) as a result of a higher share of contract subscriptions reaching 58% up from 53%.

•	Total mobile revenues increased by approximately 8% and were positively affected by an increase in the number of contract subscriptions and ARPU. Other mobile revenues increased due to higher revenues from the sale of capacity on a wholesale basis.

•	Non-mobile revenues decreased due to lower sales of customer equipment.

•	The EBITDA margin increased mainly due to higher total mobile revenues and lower costs, including sales and marketing costs.

•	Capital expenditure decreased primarily due to completion of EDGE roll-out in 2005.

•	Telenor Mobil won its case in the Appeal Court 3 April 2006, in which Telenor Mobil had been sued by Reitan group/Sense for charging excessive reseller prices in previous years. The case has been appealed to the Supreme Court.

Sonofon — Denmark

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	630	595	1 252	1 166	2 361
Interconnection revenues	338	328	686	628	1 300
Mobile revenues company’s subscriptions	968	923	1 938	1 794	3 661

Other mobile revenues	152	158	297	301	638
Total mobile revenues	1 120	1 081	2 235	2 095	4 299

Non-mobile revenues	227	227	465	406	892
Total revenues 1)	1 347	1 308	2 700	2 501	5 191

1) Of which internal revenues	48	35	78	55	132

EBITDA	307	308	612	561	1 176
Depreciation and amortization 2)	271	328	557	681	1 285
Operating profit (loss)	36	(20)	55	(120)	(109)

2) Of which amortization of Telenor’s net excess values	132	134	269	291	555

EBITDA/Total revenues (%)	22.8	23.5	22.7	22.4	22.7
Operating profit/Total revenues (%)	2.7	nm	2.0	nm	nm
Capex	170	140	279	168	1 062
Investments in businesses	—	—	—	—	4
ARPU — monthly (NOK)	248	253	248	241	243
No. of subscriptions (in thousands)			1 310	1 250	1 284
Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Danish Krone by approximately 2% in the second quarter of 2006.
•	The number of subscriptions increased by 11,000 in the second quarter of 2006.

•	Sonofon’s estimated market share was 27%, in line with the previous quarter.

•	ARPU in local currency remained stable. Increased average usage driven by flat rate products was offset by a reduction of interconnect charges effective 1 May 2006.

•	Total revenues in local currency increased by 6% primarily due to a higher contract subscription base.

•	EBITDA measured in local currency increased by 2% mainly driven by higher revenues. This was partially offset by lower interconnect charges and higher handset subsidies as a result of the strong competition.

•	Depreciation and amortization decreased mainly as a result of certain assets becoming fully depreciated.

•	Increased capital expenditure was primarily related to roll-out of the UMTS network.
Telenor Mobile — Sweden

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	972	33	1 874	70	130
Interconnection revenues	235	18	441	33	60
Mobile revenues company’s subscriptions	1 207	51	2 315	103	190

Other mobile revenues	96	14	185	25	54
Total mobile revenues	1 303	65	2 500	128	244

Non-mobile revenues	127	—	231	—	—
Total revenues 1)	1 430	65	2 731	128	244

1) Of which internal revenues	27	33	75	61	124

EBITDA	241	(18)	411	(28)	(476)
Depreciation and amortization 2)	395	—	753	—	—
Operating loss	(154)	(18)	(342)	(28)	(476)

2) Of which amortization of Telenor’s net excess values	64	—	116	—	—

EBITDA/Total revenues (%)	16.9	nm	15.0	nm	nm
Capex	137	—	272	—	—
Investments in businesses	8	—	7 747	—	—
ARPU – monthly (NOK)	242	167	234	166	158
No. of subscriptions (in thousands)			1 676	99	95
The provisionally purchase price allocation of Mobile Sweden has been revised during the second quarter of 2006, which has resulted in a negative adjustment of EBITDA and depreciation and amortization for the first quarter of 2006 of NOK 31 million and NOK 25 million, respectively. The provisionally purchase price allocation is still due for adjustments. Mobile Sweden is consolidated with effect from 5 January 2006. Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Swedish Krone by approximately 3% in the second quarter of 2006.

The following comments are related to the second quarter of 2006 compared to the whole first quarter of 2006.
•	In the second quarter of 2006 the number of subscriptions increased by 16,000.

•	Mobile Sweden’s estimated market share was stable at 17%.

•	ARPU in local currency increased by 7% mainly due to increased average usage of voice and SMS, which lead to a 6% increase in total revenues measured in local currency.

•	EBITDA increased primarily due to growth in revenues. In addition, the first quarter of 2006 included costs related to workforce reductions.

•	In 2004, the Swedish regulatory authorities decided to reduce the interconnection charges in the Swedish market for mobile telephony. The regulator stated that the price cap should be SEK 0.64 with effect from 1 July 2006. The new interconnection charge is applicable for TeliaSonera, Tele2 and Telenor. Telenor does not agree with the new rates and will give a response to the regulator.

Central Eastern European Operations
Kyivstar — Ukraine

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 952	1 158	3 701	1 965	5 122
Interconnection revenues	562	428	1 090	741	1 888
Mobile revenues company’s subscriptions	2 514	1 586	4 791	2 706	7 010

Other mobile revenues	50	30	86	53	158
Total mobile revenues	2 564	1 616	4 877	2 759	7 168

Non-mobile revenues	16	27	32	47	104
Total revenues 1)	2 580	1 643	4 909	2 806	7 272

2) Of which amortization of Telenor’s net excess values	23	23	47	45	93

EBITDA	1 596	911	3 028	1 543	4 050
Depreciation and amortization 2)	381	331	760	562	1 209
Write-downs	—	—	—	—	15
Operating profit	1 215	580	2 268	981	2 826

1) Of which amortization of Telenor’s net excess values			24	22	93

EBITDA/Total revenues (%)	61.9	55.4	61.7	55.0	55.7
Operating profit/Total revenues (%)	47.1	35.3	46.2	35.0	38.9
Capex	770	919	1 600	1 654	3 650
ARPU – monthly (NOK)	54	62	54	58	61
No. of subscriptions (100% in thousands)			16 005	9 335	13 925
At the end of the second quarter of 2006, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Ukrainian Hryvnia by approximately 1% in the second quarter of 2006.
•	The number of subscriptions increased by 1 million during the second quarter of 2006 and by 6.7 million from the second quarter of 2005.

•	Kyivstar maintained its position as market leader with an estimated market share of 44%.

•	ARPU in local currency decreased by 12% mainly due to lower average prices as a result of increased competition and penetration.

•	Total revenues in local currency increased by 57% due to a significant increase in the number of subscriptions, partially offset by lower ARPU.

•	The EBITDA margin increased by 6.4 percentage points. EBITDA in local currency increased by 75%, primarily due to higher revenues, while operating expenses increased by approximately 30%.

•	Depreciation and amortization increased as a result of a higher level of capital expenditure in the intervening quarters and a reduction of the estimated useful life of certain assets from 2005.

•	Capital expenditure was mainly related to increased capacity to accommodate the subscription growth. The decrease in capital expenditure compared to the second quarter of 2005 was primarily as a result of lower prices from suppliers.
Pannon — Hungary

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	913	903	1 839	1 783	3 768
Interconnection revenues	400	458	800	888	1 735
Mobile revenues company’s subscriptions	1 313	1 361	2 639	2 671	5 503

Other mobile revenues	35	44	58	72	144
Total mobile revenues	1 348	1 405	2 697	2 743	5 647

Non-mobile revenues	79	93	143	170	414
Total revenues 1)	1 427	1 498	2 840	2 913	6 061

1) Of which internal revenues	2	2	5	4	10

EBITDA	567	484	1 107	1 001	2 185
Depreciation and amortization 2)	254	276	533	592	1 171
Write-downs	33	2	33	2	7
Operating profit	280	206	541	407	1 007

2) Of which amortization of Telenor’s net excess values	79	85	163	175	345

EBITDA/Total revenues (%)	39.7	32.3	39.0	34.4	36.1
Operating profit/Total revenues (%)	19.6	13.8	19.0	14.0	16.6
Capex	235	243	306	352	763
ARPU — monthly (NOK)	148	162	150	160	162
No. of subscriptions (in thousands)			2 947	2 824	2 929

Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Hungarian Forint by approximately 8% in the second quarter of 2006.
•	The number of subscriptions increased by 8,000 in the second quarter of 2006.

•	Pannon’s market share was 33% compared to 34% at the end of the first quarter of 2006.

•	ARPU in local currency remained stable. Lower average prices were offset by higher average usage.

•	Total mobile revenues measured in local currency increased by 3% due to a higher number of contract subscriptions and increased average usage. The positive variance was somewhat offset by a decline in interconnection revenues as a result of price reductions, effective from the third quarter of 2005.

•	The EBITDA margin improved primarily due to higher subscription and traffic revenues and lower costs related to sales and marketing activities. Measured in local currency, EBITDA increased by 25%.
ProMonte — Montenegro

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Total revenues	139	123	253	227	519
EBITDA	65	60	120	115	260
Operating profit 1)	27	18	43	30	95

Capex	7	4	11	9	38
No. of subscriptions (in thousands)	—	—	363	303	310
1) Includes amortization of Telenor’s net excess values	20	20	40	40	80
Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Euro, which is the functional currency of Promonte, by approximately 2% in the second quarter of 2006. Promonte is part of ’Other mobile operations’ in the table on page 17.
•	In the second quarter of 2006 the number of subscriptions increased by 39,000.

•	Promonte’s estimated market share remained stable at 60% compared to the first quarter of 2006.

Asian Operations
DTAC — Thailand

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 760	—	3 612	—	1 074
Interconnection revenues	33	—	66	—	25
Mobile revenues company’s subscriptions	1 793	—	3 678	—	1 099

Other mobile revenues	85	—	216	—	74
Total mobile revenues	1 878	—	3 894	—	1 173

Non-mobile revenues	15	—	31	—	18
Total revenues 1)	1 893	—	3 925	—	1 191

1) Of which internal revenues	8	—	19	—	6

EBITDA	698	—	1 417	—	445
Depreciation and amortization 2)	335	—	672	—	220
Write-downs	—	—	—	—	—
Operating profit	363	—	745	—	225

2) Of which amortization of Telenor’s net excess values	50	—	101	—	35

EBITDA/Total revenues (%)	36.9	—	36.1	—	37.4
Operating profit/ Total revenues (%)	19.2	—	19.0	—	18.9
Capex	543	—	1 148	—	146
Investments in businesses	31	—	116	—	2 664
ARPU — monthly (NOK)	62	—	64	—	71
No. of subscriptions (100% in thousands)			10 622	—	8 677
At the end of the second quarter of 2006, Telenor’s economic stake in DTAC was 70.6%. Compared to the first quarter of 2006, the Norwegian Krone appreciated against the Thai Baht by approximately 3% in the second quarter of 2006. The preceding table shows figures for DTAC from the time of consolidation, 26 October 2005.
The following comments are made against the whole fourth quarter of 2005.
The following comments are made against the first quarter of 2006.
•	DTAC continued to grow its subscriptions in the second quarter of 2006 by 799,000 and is estimated to have increased its market share to around 31%.

•	Despite a high increase in average usage per subscription, ARPU in local currency declined primarily due to lower average rates per minute. As a result, total revenues in local currency fell by 3%.

•	Capital expenditure was high, but in line with the first quarter, and related to increased capacity to accommodate for higher usage as well as network expansion.

•	The Thai regulator, NTC, has proposed new and more restrictive foreign ownership and management control rules, but states that the proposed draft regulations would need further public consultations.

•	NTC issued the interconnection framework on 17 May and operators submitted their Reference Interconnect Offer (RIO) to the regulator on 1 June. There is now an interactive process with the regulator until 1 September before an eventual approval of the RIO. Once approved, the concessionaries’ RIO, bilateral negotiations will start with the seven other mobile and fixed operators in Thailand.
DiGi — Malaysia

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 331	924	2 610	1 716	3 949
Interconnection revenues	127	143	293	280	594
Mobile revenues company’s subscriptions	1 458	1 067	2 903	1 996	4 543

Other mobile revenues	20	15	41	29	65
Total mobile revenues	1 478	1 082	2 944	2 025	4 608

Non-mobile revenues	66	79	146	170	324
Total revenues 1)	1 544	1 161	3 090	2 195	4 932

1) Of which internal revenues	1	—	3	1	4

EBITDA	700	499	1 400	950	2 142
Depreciation and amortization 2)	227	253	479	510	1 038
Write-downs	7	—	7	1	5
Operating profit	466	246	914	439	1 099

2) Of which amortization of Telenor’s net excess values	4	17	8	34	51

EBITDA/Total revenues (%)	45.3	43.0	45.3	43.3	43.4
Operating profit/Total revenues (%)	30.2	21.2	29.6	20.0	22.3
Capex	199	178	425	286	1 170
ARPU — monthly (NOK)	93	99	95	96	98
No. of subscriptions (100% in thousands)			5 440	3 765	4 795

At the end of the second quarter of 2006, Telenor’s ownership interest in DiGi was 61.0%. Compared to the second quarter of 2005, the Norwegian Krone depreciated against the Malaysian Ringgit by approximately 2% in the second quarter of 2006.
•	The number of subscriptions increased by 354,000 in the second quarter of 2006 and by 1.7 million from the second quarter of 2005.

•	DiGi’s market share was estimated at 25%, in line with the previous quarter.

•	ARPU measured in local currency decreased by 8% primarily due to lower incoming traffic coupled with a reduction in the interconnect pricing.

•	Total revenues measured in local currency increased by 31% driven by growth in subscriptions.

•	The EBITDA margin improved by 2.3 percentage points mainly due to economy of scale gained from increase in revenue. Measured in local currency, EBITDA increased by 38%.

•	Depreciation and amortization decreased due to certain fixed assets becoming fully depreciated.

•	The increase in capital expenditure was related to network investments accommodating increased usage, a higher subscription base and improved coverage.
GrameenPhone — Bangladesh

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	911	659	1 782	1 257	2 741
Interconnection revenues	78	39	151	73	188
Mobile revenues company’s subscriptions	989	698	1 933	1 330	2 929

Other mobile revenues	5	5	11	10	22
Total mobile revenues	994	703	1 944	1 340	2 951

Non-mobile revenues	3	2	8	5	19
Total revenues 1)	997	705	1 952	1 345	2 970

1) Of which internal revenues	1	—	1	—	1

EBITDA	488	334	1 147	663	1 559
Depreciation and amortization	148	89	307	166	439
Operating profit	340	245	840	497	1 120

EBITDA/Total revenues (%)	48.9	47.4	58.8	49.3	52.5
Operating profit/Total revenues (%)	34.1	34.8	43.0	37.0	37.7
Capex	516	357	905	853	2 596
ARPU — monthly (NOK)	45	69	48	75	68
No. of subscriptions (100% in thousands)			8 459	3 704	5 542

At the end of the second quarter of 2006, Telenor’s ownership interest in GrameenPhone was 62.0%. Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 10% in the second quarter of 2006.
•	GrameenPhone experienced a record high subscriptions growth of more than 2 million during the second quarter of 2006. Compared to the second quarter of 2005, total net additional subscriptions were 4.8 million.

•	GrameenPhone’s estimated market share increased by 1 percentage point to 63% from the previous quarter.

•	ARPU in local currency decreased by 29% primarily due to a reduction in average prices and dilution due to strong subscription growth.

•	Measured in local currency, total revenues increased by 56% primarily due to the increased number of subscriptions. However, this was partially offset by a reduction in ARPU.

•	The EBITDA margin increased mainly due to growth in revenues, partially offset by increased sales and acquisition costs as a result of strong subscription growth and strong competition. EBITDA measured in local currency increased by 64%.

•	Depreciation and amortization increased as a result of higher capital expenditure in the intervening quarters.

•	Increased capital expenditure was related to increased capacity to accommodate the growth in subscriptions.

•	In the latest national budget of Bangladesh, tax on SIM cards was reduced by BDT 100 to BDT 800 with effect from 9 June 2006.
Telenor — Pakistan

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Total revenues	265	48	480	49	265
EBITDA	(117)	(172)	(194)	(305)	(572)
Operating loss	(220)	(232)	(395)	(379)	(798)

Capex	754	(91)	1 105	1 048	1 843
No. of subscriptions (in thousands)			3 205	836	1 868
Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Pakistani Rupi by approximately 3% in the second quarter of 2006. Pakistan is part of ‘Other mobile operations’ in the table on page 17.

•	The number of subscriptions increased by 678,000 in the second quarter of 2006.

•	Telenor Pakistan’s estimated market share increased to 10%.

•	ARPU in local currency increased by 2% compared to the first quarter driven by increase in average usage, partially offset by reduction in prices.

•	Compared to the first quarter of 2006, total revenues in local currency increased by 31% mainly due to subscription growth and increase in ARPU.

•	The EBITDA loss in the second quarter of 2006 was affected by high costs related to sales and marketing activities.

•	Capital expenditure increased substantially due to strong coverage and capacity expansion in the network. In the second quarter of 2006, capital expenditure also included NOK 57 million related to acquisition of a license to offer mobile services in the Azad Jammu and Kashmir region. The licence period is 15 years.
Fixed

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Norway	3 983	4 367	8 161	8 530	16 867
Other operations	1 047	418	1 966	854	2 581
Eliminations	(31)	(32)	(61)	(60)	(135)
Total revenues 1)	4 999	4 753	10 066	9 324	19 313

1) Of which internal revenues	471	522	989	983	2 173

EBITDA	1 567	1 504	3 126	2 912	5 885
Depreciation and amortization 2)	733	729	1 494	1 512	3 236
Write-downs 3)	15	2	15	(20)	587
Operating profit	819	773	1 617	1 420	2 062
2) Of which amortization of Telenor’s net excess values	33	2	66	3	66
3) Of which write-downs of Telenor’s net excess values	—	—	—	(31)	(24)

EBITDA/Total revenues (%)	31.3	31.6	31.1	31.2	30.5
Operating profit/Total revenues (%)	16.4	16.3	16.1	15.2	10.7
Capex	643	556	1 260	937	2 776
Investments in businesses	75	1	536	44	5 816

Fixed — Norway

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Telephony	1 627	1 867	3 330	3 738	7 232
xDSL/Internet	581	508	1 149	969	2 039
Data services	199	243	414	475	963
Other revenues	315	400	672	742	1 465
Total retail revenues	2 722	3 018	5 565	5 924	11 699

Wholesale revenues	1 261	1 349	2 596	2 606	5 168
Total revenues 1)	3 983	4 367	8 161	8 530	16 867

1) Of which internal revenues	510	522	1 055	985	2 190

EBITDA	1 417	1 532	2 807	2 970	5 701
Depreciation and amortization	561	658	1 163	1 363	2 707
Write-downs 2)	13	—	13	(22)	(25)
Operating profit	843	874	1 631	1 629	3 019

2) Of which write-downs of Telenor’s net excess values	—	—	—	(31)	(36)

EBITDA/Total revenues (%)	35.6	35.1	34.4	34.8	33.8
Operating profit/Total revenues (%)	21.2	20.0	20.0	19.1	17.9
Capex	371	503	850	840	2 169
Investments in businesses	—	1	1	44	44
No. of subscriptions (in thousands):
Telephony			1 545	1 705	1 622
– of which PSTN			1 017	1 139	1 089
– of which ISDN			454	562	509
– of which VoIP			74	4	24
xDSL			527	415	475
•	The trend from previous quarters continued with an increase in the number of xDSL and VoIP subscriptions and a decrease in the number of PSTN/ISDN subscriptions.

•	Telenor’s estimated market share for xDSL in the retail market was 58%, in line with previous quarters. Measured in traffic minutes, Telenor’s estimated market share was 65%, in line with the first quarter of 2006.

•	Revenues decreased by 8.8%. Adjusted for the sale of contractor business in the second quarter of 2006, revenues decreased by 6.7%. Adjusted revenues in the first half year of 2006 decreased by 3.3% compared to the first half year of 2005.

•	Revenues from telephony decreased due to a reduction in the number of subscriptions and lower traffic volumes. The number of subscriptions decreased primarily due to migration to VoIP telephony with other fixed network operators as well as a decrease in the total market for fixed telephony subscriptions. Decreased traffic volumes were due to the decrease in the number of telephony subscriptions and the number of voice minutes per subscription. The latter was mainly due to migration of voice traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by lower revenues per subscription and a reduction in revenues from Internet traffic and Internet subscriptions.

•	The decrease in revenues from Data services was due to lower revenues per subscription partially offset by an increase in the number of subscriptions.

•	Wholesale revenues decreased mainly as a result of a fall in contractor revenues due to outsourcing from 1 April 2006.

•	The increase in EBITDA margin was due to a reduction in operating expenses as well as a shift in the revenue portfolio towards products with higher gross margin.

•	The decrease in depreciation and amortization was primarily due to lower capital expenditure in recent years. This was partially offset by increased amortization for expenses associated with transactions that provide the rights to use assets, such as local loop unbundling.

•	Capital expenditure decreased mainly due to reduced investments in broadband coverage and IS/IT.

•	From 1 June 2006, the prices for unbundled access to the local loop were reduced in accordance with the instruction from the Ministry of Transport and Communications. The price for full access was reduced by NOK 30 to NOK 105 per month.

Fixed — Other operations

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Fixed Sweden	866	374	1 593	766	2 096
Fixed Denmark	181	—	355	—	306
Other countries/eliminations	—	44	18	88	179
Total revenues 1)	1 047	418	1 966	854	2 581

1) Of which internal revenues	(9)	32	(6)	58	118

EBITDA
Fixed Sweden	100	(27)	209	(56)	158
Fixed Denmark	59	—	114	—	97
Other countries/eliminations	—	(1)	10	1	(70)
Total EBITDA	159	(28)	333	(55)	185

Depreciation and amortization 2)	172	70	331	148	528
Write-downs 3)	2	3	2	3	617
Operating loss	(15)	(101)	—	(206)	(960)

Of which:
Fixed Sweden	(17)	(90)	(21)	(183)	(866)
Fixed Denmark	2	—	14	—	29
Other countries/eliminations	—	(11)	7	(23)	(123)
2) Of which amortization of Telenor’s net excess values	33	2	66	3	66
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	12

Capex
Fixed Sweden	230	48	313	88	485
Fixed Denmark	42	—	97	—	97
Other countries	—	5	—	9	25
Fixed Sweden consists of Telenor AB, Bredbandsbolaget and Glocalnet. Bredbandsbolaget and Glocalnet are consolidated with effect from 8 July 2005 and 1 March 2006, respectively. As of 30 June 2006 Telenor’s ownership interest in Glocalnet was 98.5%. Fixed Denmark consists of Cybercity, which is consolidated with effect from 5 July 2005. Compared to the second quarter of 2005, the Norwegian Krone appreciated against the Swedish Krone by approximately 3% and against the Danish Krone by approximately 2% in the second quarter of 2006. Operations in Other countries were sold with effect from 30 January 2006.

Fixed Sweden
•	The number of xDSL and LAN subscriptions in Bredbandsbolaget increased by 15,000 to 400,000 in the second quarter of 2006, and the number of VoIP subscriptions increased by 15,000 to 134,000.

•	The number of xDSL subscriptions in Glocalnet increased by 4,000 to 117,000 in the second quarter of 2006, and the number of telephony subscriptions decreased by 1,000 to 284,000.

•	Revenues in Telenor AB decreased, primarily due to decreased revenues from wholesale telephony.

•	In Telenor AB, EBITDA increased and turned positive as a result of increased gross margin for voice traffic and xDSL and a reduction in operating expenses. EBITDA was positively affected by the change in accounting treatment for transactions that provide the rights to use assets, which was implemented in the fourth quarter of 2005. Changes in estimated costs for termination of traffic in other networks in partially related to previous quarters affected EBITDA positively.
Fixed Denmark
•	In the first quarter of 2006, the number of xDSL subscriptions increased by 14,000 to 152,000, and the number of VoIP subscriptions increased by 4,000 to 41,000.

Broadcast

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Distribution	1 299	1 147	2 550	2 286	4 615
Transmission	317	298	629	595	1 207
Other/Eliminations	(52)	(44)	(98)	(90)	(173)
Total revenues 1)	1 564	1 401	3 081	2 791	5 649

1) Of which internal revenues	38	35	73	63	131

EBITDA
Distribution	251	242	485	455	818
Transmission	191	175	366	349	713
Other/Eliminations	(5)	(6)	(6)	(13)	(15)
Total EBITDA	437	411	845	791	1 516

Depreciation and amortization 2)	153	133	307	277	554
Write-downs 3)	—	4	3	4	(53)
Operating profit	284	274	535	510	1 015

Of which:
Distribution	189	179	361	322	494
Transmission	110	107	199	213	564
Other/Eliminations	(15)	(12)	(25)	(25)	(43)
2) Of which amortization of Telenor’s net excess values	10	14	21	28	56
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	75

EBITDA/Total revenues (%)	27.9	29.3	27.4	28.3	26.8
Operating profit/Total revenues (%)	18.2	19.6	17.4	18.3	18.0
Capex	106	96	198	143	392
Investments in businesses	98	—	98	—	42
No. of subscribers (in thousands):
DTH pay TV			921	853	906
Cable TV			687	619	681
Households in satellite master antenna TV networks			1 119	1 205	1 177
Cable TV Internet access			81	50	73

•	The number of DTH pay TV subscribers increased by 3,000 in the second quarter of 2006, the number of Cable TV (CATV) subscribers increased by 3,000, and the number of Cable TV internet access subscribers increased by 3,000.

•	Total revenues increased primarily due to higher number of subscribers in Distribution and higher revenues from satellite and terrestrial distribution in Transmission.

•	The increase in EBITDA was primarily due to higher revenues, partially offset by increased content cost and higher costs related to sales and marketing activities.

•	In the second quarter, Norsk Televisjon AS (NTV), which is jointly owned by Telenor, the TV2 Group and NRK, was awarded the licence for operation and maintenance of the digital terrestrial network (DTT) in Norway.

•	On 14 July 2006, NTV announced that it had chosen Telenor as a full-range supplier of DTT network for television in Norway. The agreement involves development and operation of the transmission network for 15 years.

•	Telenor has acquired 45% of the shares in the Norwegian TV channel TV2 Zebra. The remaining shares are owned by the TV2 Group.

Other Units

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
EDB Business Partner	1 449	1 285	2 784	2 516	4 991
Satellite Services	596	592	1 203	1 181	2 428
Venture	146	125	279	241	490
Corporate functions and Group activities	568	603	1 090	1 185	2 266
Other	1	9	1	27	25
Eliminations	(45)	(72)	(90)	(141)	(233)
Total revenues 1)	2 715	2 542	5 267	5 009	9 967

1) Of which internal revenues	657	803	1 295	1 591	2 907

EBITDA
EDB Business Partner	141	187	332	364	785
Satellite Services	88	90	165	158	393
Venture	(4)	(1)	(21)	5	(2)
Corporate functions and Group activities	(131)	(34)	(235)	(40)	(77)
Other/eliminations	(10)	(10)	(21)	(13)	(8)
Total EBITDA	84	232	220	474	1 091

Depreciation and amortization 2)	277	262	520	512	1 033
Write-downs 3)	—	—	—	—	10
Operating profit (loss)	(193)	(30)	(300)	(38)	48

Of which
EDB Business Partner	37	80	136	161	377
Satellite Services	25	26	39	30	125
Venture	(13)	(6)	(38)	(4)	(23)
Corporate functions and Group activities	(229)	(120)	(411)	(212)	(420)
Other/eliminations	(13)	(10)	(26)	(13)	(11)
2) Of which amortization of Telenor’s net excess values	3	2	6	4	8
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	5

Capex	203	193	359	318	832
Investments in businesses	616	263	1 274	270	332

EDB Business Partner
•	Revenues increased mainly due to acquisition of operations in the fourth quarter of 2005 and the first half year of 2006. In the second quarter of 2006, EDB acquired Guide Konsult for a total consideration of NOK 566 million.

•	EBITDA decreased mainly due to lower sales of maintenance contracts partially offset by EBITDA from acquired operations.
Satellite Services
•	Increased revenues were primarily due to growth within the VSAT business, partially offset by decreased revenues in the Inmarsat segment due to lower volumes and prices. Operating profit was in line with the second quarter of 2005.
Venture
•	The increase in revenues was primarily due to acquisition of new business within Opplysningen in the second half of 2005. Operating profit decreased primarily due to the new business.
Corporate Functions and Group Activities
•	The increased EBITDA loss is largely due to less gain on sales and lower intra-group revenues.

Other Profit and Loss Items for the Group
Depreciation, amortization and write-downs

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Depreciation 1)	2 189	2 006	4 454	3 955	8 083
Amortization 2)	1 354	745	2 635	1 500	3 461
Total depreciation and amortization	3 543	2 751	7 089	5 455	11 544

Write-downs 1)	74	20	77	28	488
Write-downs of goodwill	—	—	—	(31)	46
Write-downs 2)	14	—	14	—	53
Total write-downs	88	20	91	(3)	587

Total depreciation, amortization and write-downs	3 631	2 771	7 180	5 452	12 131

1)	Tangible assets (property, plant and equipment)

2)	Other intangible assets and prepaid lease payments See page 19 for more specifications.
•	The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.

•	In general, depreciation and amortization is also affected by changes in exchange rates and investment levels in the previous quarters.
Associated companies

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Telenor’s share of 1)
Profit after taxes	370	505	686	760	1 452
Amortization of Telenor’s net excess values	(3)	(14)	(7)	(30)	(46)
Write-downs of Telenor’s net excess values	(11)	—	(11)	—	(172)
Gains (losses) on disposal of ownership interests	6	3	6	3	(1)
Net result from associated companies	362	494	674	733	1 233
1)	For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated profit and loss statement contains only the line ‘Net result from associated companies’. The preceding table includes Telenor’s share of profit after taxes from DTAC and UCOM until 1 November 2005. Thereafter DTAC is consolidated, while UCOM is treated as a discontinued operation. Glocalnet is included until 28 February 2006. Thereafter Glocalnet is consolidated as a subsidiary.
•	At the end of the second quarter of 2006, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company, based on the quoted share price as of 30 June 2006, was NOK 17.5 billion. According to telecom analysts, VimpelCom had approximately 51 million mobile subscriptions at the end of the second quarter of 2006.

•	On 6 July 2006 VimpelCom announced that it had received the final decision of the review of VimpelCom’s 2003–2004 Russian tax filings. VimpelCom informed that of the total claim of RUB 1,809 million in taxes and fines, the total net amount to be paid is RUB 652 million. VimpelCom states that it does not agree with the claims and plans to subsequently appeal its position in court. Telenor cannot make any reliable estimate of the net effect of the tax claim and has not made any adjustments to the results from associated companies in Telenor’s consolidated financial statements.

•	On 1 June 2006 VimpelCom withdrew its proposal to both Telenor and Altimo to acquire 100% of Kyivstar for USD 5 billion. Telenor has stated that a market-based separation agreement between Telenor and Altimo and the associated Federal Anti-Monopoly Service (FAS) approvals are necessary conditions to the sale of Kyivstar to VimpelCom.
Financial items

	2nd quarter		1st half-year		Year
(NOK in millions)	2006	2005	2006	2005	2005

Financial income	114	138	231	215	447
Financial expenses	(608)	(373)	(1 195)	(717)	(1 639)
Net foreign currency gains (losses)	(16)	177	(129)	152	84
Change in fair value of financial instruments	(199)	(37)	(225)	(11)	243
Net gains (losses) and write-downs	(15)	67	1 800	484	518
Net financial items	(724)	(28)	482	123	(347)

Gross interest expenses	(609)	(383)	(1 185)	(737)	(1 594)
Net interest expenses	(519)	(314)	(1 019)	(605)	(1 309)

•	Increased financial expenses were due to increased long term interest-bearing liabilities following the acquisition of businesses.

•	Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.
Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2006 is estimated at approximately 27% of profit before taxes and minority interests. The gain on sale of shares in Inmarsat in the first quarter of NOK 1.8 billion is not taxable. Adjusted for this gain, the effective tax rate for 2006 is estimated at approximately 30%. The effective tax rate is also affected by taxes related to companies outside Norway and non-deductible expenses.
•	The actual effective tax rate for 2006 may deviate from the estimated rate.
Balance sheet
•	Net interest-bearing liabilities increased by NOK 3.3 billion in the quarter to NOK 38.2 billion as of 30 June 2006. The Annual General Meeting (AGM) of Telenor at 23 May 2006 declared dividends of NOK 3.4 billion, of which NOK 3.2 billion was paid in the second quarter of 2006. In addition, shareholders equity was reduced and short-term interest-bearing liabilities increased by NOK 0.8 billion as a result of the AGM’s approval of the redemption of shares owned by the Kingdom of Norway. The AGM decided further to cancel 12.1 million of Telenor’s own shares. After the cancellation of these shares and the redemption of shares owned by the Kingdom of Norway, the total number of outstanding shares will be 1,680,274,570. The AGM authorized the Board to acquire 165 million of Telenor’s own shares. As of 30 June 2006, Telenor had not made any purchase of its own shares according to the new authorization.
•	Translation differences reduced equity in the second quarter of 2006 by NOK 1.3 billion, due to the appreciation of the Norwegian Krone compared to most of the functional currencies of Telenor’s foreign subsidiaries and associated companies as of 30 June 2006 compared to 31 March 2006, of which Pannon contributed the largest amount.

Outlook for 2006
We are maintaining our outlook from the first quarter.
•	The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%.

•	We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. We expect the EBITDA margin before other income and expenses for 2006 to be above 34%.

•	We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.

•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2006” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).
Oslo, 20 July 2006
The Board of Directors of Telenor ASA

Definitions
–	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations and currency effects.

–	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 19.

–	Capital expenditure (Capex) is investments in tangible and intangible assets.

–	Investments in businesses comprise acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

–	Operating cash flow is defined as EBITDA – Capex.
Mobile Operations
Revenues
Subscription and traffic
– consist of subscription and connection fees, revenues from voice outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only revenues from the company’s own subscriptions.
Interconnection revenues
– consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.
Other mobile revenues
– consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
Non-mobile revenues
– consist of revenues from customer equipment and businesses that are not directly related to mobile operations.

Key Figures
Subscriptions
Contract subscriptions are counted until the subscription is terminated.
Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
Average traffic minutes per subscription per month (AMPU)
Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
Average revenue per subscription per month (ARPU)
ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.
”Mobile revenues company’s subscriptions”consist of “Subscription and traffic” and “Interconnection revenues” and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider subscriptions.

Fixed – Norway
Revenues
Telephony
– consist of subscription and connection fee, traffic (fixed to fixed, fixed to mobile, to other countries, value added services, other traffic) for PSTN/ISDN and Voice over Internet Protocol (VoIP).
xDSL/Internet
– consist of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
Data services
– consist of Nordicom, Frame relay and IP-VPN.
Other revenue
– consist of leased lines, managed services and other retail products.
Wholesale revenues
– consist of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
Broadcast
Revenues
Distribution
– consist of revenues from Pay TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (Digital terrestrial TV) Pay TV subscribers.
Transmission
– consist of revenues from satellite services from satellite position 1-degree west and revenue from terrestrial radio and TV transmission In Norway.
Other
– consist of revenues from conditional access systems and revenue not directly related to Distribution and Transmission services.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: /s/ Trond Westlie

Name: Trond Westlie
(sign.)
Title: CFO
Date: 21st July, 2006